Filed by Quovadx, Inc.
Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: CareScience, Inc.
Commission File No. 000-30859

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Additional Information Regarding the CareScience Acquisition In this presentation we will be discussing Quovadx's proposed anticipated acquisition of CareScience, Inc. Quovadx intends to commence an exchange offer for the outstanding shares of CareScience and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. CareScience intends to file a Solicitation/Recommendation Statement on Schedule 14D- 9 with the SEC relating to the exchange offer. Quovadx expects to mail a Prospectus/Offer to Exchange and related offer materials to stockholders of CareScience, and CareScience expects to mail a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC's website at www.sec.gov and at Quovadx's website at www.quovadx.com. Documents filed by CareScience with the SEC may be obtained without charge at the SEC's website and at CareScience's website at www.carescience.com. In addition to the Registration Statement on S-4, Schedule TO, Prospectus/Offer to Exchange and Schedule 14D-9, Quovadx and CareScience file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quovadx or CareScience at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Quovadx and CareScience filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

Forward-Looking Statements Certain statements in this presentation are "forward-looking statements" within the meaning of the the Private Securities Litigation Reform Act of 1995, including statements regarding the timing and expected completion of the CareScience acquisition, the anticipated effect of the acquisition on Quovadx's sales growth, revenue, cost structure, earnings and financial condition, the anticipated improvement in Quovadx's position in the industry in which it competes as a result of the transaction, and the expected effect of the transaction on Quovadx's product offerings. These statements reflect management's current expectations regarding future events, speak only as of the date of this release may differ materially from actual future events. These statements are subject to a number of risks and uncertainties, including risk relating to consummation of the CareScience acquisition, potential difficulties in the assimilation CareScience's operations, technologies and products, the risk of loss of key personnel of CareScience, diversion of management attention from other business concerns, and risk that the foregoing and other factors will not yield the expected accretion in the future. We do not undertake any obligation to update or correct any forward-looking statements included in this release to reflect events or circumstances occurring after the date of this release. QUOVADX is a trademark of Quovadx, Inc. CareScience is a trademark of CareScience, Inc. All other company and product names mentioned may be trademarks of the companies with which they are associated.

Quovadx Announces Acquisition of CareScience - Extends Leadership in the Healthcare Industry QVDX: Trailing Twelve Months Revenue: $67.4M CARE: Trailing Twelve Months Revenue: $13.5M

CareScience Acquisition $28 Million Transaction (Includes Approximately $14 Million Acquired Cash) $1.40 Cash per Share ($18.6 Million) 0.1818 Share QVDX per CARE share 2.4 Million new QVDX shares to be issued Transaction, Net of Cash, Valued at 1X Trailing Twelve Months Revenue Highly Visible, High Margin, Recurring Revenue Model with Significant Backlog Expected to be Accretive to 2004 Results

CareScience at a Glance Trailing 12 Months: Revenue: $13.5 Million Gross Profit: $ 6.7 Million Gross Margin: 50% R & D: $4.1 Million SG&A: $9.2 Million Balance Sheet at 6.30.03: Cash & Investments: $14.6 Million $0.3 Million Debt Working Capital: $10.7 Million Revenue Backlog at 6.30.03: $33.2 Million

CareScience Offerings Solutions Provider to Hospitals and Healthcare Systems Care Management System for Quality Measurement and Care Management Care Data Exchange for Cross-enterprise Data Sharing and Patient-centric Data Access Care Management Services Ranging from Consulting and Facilitation to Care Management Business Process Outsourcing Partnerships

Identified Synergies

- Revenue Opportunity
  - Cross-Sell CareScience Products to 1700 Quovadx Health Care Customers
  - Offer QUOVADX™ Technology to CareScience Customers
- Cost Reduction Opportunity
  - Elimination of Public Company Costs
  - Data Center Consolidation
  - R & D Synergies
  - Absorption of General and Administrative Functions

QUOVADX
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CareScience Strategic Fit CARE Offers: Deep Care Management and Clinical Process Improvement Expertise Industry-leading Care Process Analysis Technology Over 170 Hospital Customers in 34 States Highly Visible, High Margin, Recurring Revenue Model with Significant Backlog QVDX Offers: Integration Platform and Adaptive Applications Complementary Product Offerings, R&D Efforts Growing Sales Force and Distribution Network Over 3500 customers, 1700 in Healthcare

Quovadx Creates Competitive Process Advantage

Company Profile 450 professionals in nine U.S. offices and one in the U.K

Quovadx Customers - 3500+

Our Strategic Evolution

Market Opportunity Two Major Market Segments Worldwide Application Integration Spending $5 billion in 2000; $9 billion in 2005 Global Healthcare IT spending $69 billion in 2002; $103 billion in 2006 Quovadx Emphasizes Key Customer Priorities Providers Clinical Quality, Reimbursement Improvement, Facility and Resource Utilization Payers Controlling Employer Costs, Sophisticated Disease Mgmt., Managing Drug costs, CRM Pharma Integration, Multichannel CRM, Post Merger Integration, 21 CFR Part 11 IT HIPAA, E-Health Source: Gartner 2002, 2003

Focus on Strategic Sectors

Leading the Way in Web Services Quovadx Core Competency is XML Tremendous Advantage Avoid Translation, Complexity, etc. WS-I Leadership - Demonstrating Supply Chain Application on WS-I Test Site Major Advantage to Healthcare Organizations Reuse of Laboratory and Radiology Results

Software License Fee Multiplier

Vendor Comparison

Quarterly License Revenue - Sequential Growth

Market Share No Clear Winners

Quarterly License Revenue License Rev. As % of Total 11% 18% 24% 31% 38%

Revenue Mix

Target Operating Model

Margin Comparisons: 2Q03 vs 1Q03

2Q03 vs. 1Q03 GAAP Results

Balance Sheet Highlights

Q2 Cash Usage

QVDX - An Attractive Investment Growth Strategies Pursue Web Services Extend Business Model to New Markets Further Develop Partner and Distributor Alliances Investment Appeal Operate in Large, Growing Market Offer Attractive ROI for Customers Highly Leveraged Model Solid Balance Sheet, No Debt

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